Exhibit 99.2

LAVA THERAPEUTICS, N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report, as well as our audited consolidated financial statements as of, and for the years ended, December 31, 2021 and 2020, including the notes thereto, included in our annual report on Form 20-F, filed with the Securities and Exchange Commission on March 24, 2022. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. Throughout this management’s discussion and analysis, “we,” us,” “our,” “LAVA,” and the “Company” refer to LAVA Therapeutics N.V. and its consolidated subsidiary, unless the context requires otherwise.

Special Note Regarding Forward-Looking Statements

This management’s discussion and analysis contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this management’s discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in several places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified under the section titled “Risk Factors” in our annual report on Form 20-F. Forward-looking statements include, but are not limited to, statements about:

●	our operations as a biotechnology company with limited operating history and a history of operating losses;
●	our plans to develop and commercialize our product candidates;
●	the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and our research and development programs;
●	our expectations regarding the impact of the COVID-19 pandemic on our business, our industry and the economy;
●	our ability to successfully acquire or in-license additional product candidates on reasonable terms;
●	our ability to maintain and establish collaborations or obtain additional funding;
●	our ability to obtain regulatory approval of our current and future product candidates;
●	our expectations regarding the potential market size and the rate and degree of market acceptance of such product candidates;
●	our continued reliance on third parties to conduct clinical trials of our product candidates and manufacture our product candidates for preclinical studies and clinical trials;
●	our ability to fund our working capital requirements and expectations regarding the sufficiency of our capital resources;

●	the implementation of our business model and strategic plans for our business and product candidates;
●	our ability to establish sales, marketing and distribution capabilities;
●	our intellectual property position and the duration of our patent rights;
●	our estimates regarding expenses, future revenues, capital requirements and our needs for additional financing;
●	the impact of government laws and regulations on our business;
●	our need to hire additional personnel and our ability to attract and retain such personnel;
●	our ability to compete in the markets we serve;
●	developments relating to our competitors and our industry; and
●	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. In addition, there may be adverse effects on our business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine.

The following discussion reflects the Company’s revision of previously issued condensed consolidated interim financial statements to adjust for immaterial prior period misstatements, primarily related to foreign currency translations. Further information regarding the revision is included in our condensed consolidated interim financial statements, "Note 11 — Revision of Immaterial Misstatements," which is included as Exhibit 99.1 to the Form 6-K to which this management’s discussion and analysis is an exhibit.

Overview

We are a clinical-stage immuno-oncology company dedicated to rapidly developing new cancer treatments that leverage the immune system to save patients’ lives. Using our GammabodyTM platform, we are developing a portfolio of novel bispecific antibodies designed to engage, and leverage the potency and precision of, gamma delta (gd) T cells to elicit a robust, natural anti-tumor immune response and improve outcomes for cancer patients.

In 2021, we dosed the first patient in a Phase 1/2a clinical trial evaluating our lead investigational candidate, LAVA-051, in patients with relapsed or refractory chronic lymphocytic leukemia (CLL) and multiple myeloma. Acute myeloid leukemia patients are expected to be included later in the trial once biologically relevant dosing has been reached. The open-label, multi-center clinical trial will evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics, immunogenicity and preliminary anti-tumor activity of LAVA-051. The Phase 1 dose-escalation portion will determine an optimal Phase 2 dose of LAVA-051. The Phase 2a portion of the trial will enroll patients in disease-specific cohorts, to confirm safety and evaluate preliminary anti-tumor activity in each disease cohort. The Phase 1/2a clinical trial for LAVA-051 is currently being conducted in Europe and we received clearance from the U.S. Food and Drug Administration (FDA) to enroll patients in the United States. In 2021, the FDA granted orphan drug designation for LAVA-051 for the treatment of CLL.

In 2022, we announced preliminary clinical data, and presented clinical pharmacokinetic and pharmacodynamic data in 2022 from the first four patient cohorts of the Phase 1 dose-escalation study. This data demonstrated that LAVA-051 was well tolerated with no dose limiting toxicities or cytokine release syndrome observed. No patient had to discontinue treatment due to adverse events. Drug exposure and Vgamma9 Vdelta2 (Vg9Vd2) T cell receptor occupancy of LAVA-051 increased with LAVA-051 dose increases and peripheral blood Vg9Vd2 T cells expressed increased levels of activation markers throughout the patients’ treatment period. One CLL patient experienced multiple enlarged tender diseased lymph nodes one week after first dosing that subsequently regressed, reminiscent of a tumor flare reaction that has been reported as a potential sign of anti-tumor activity in CLL patients treated with another immuno-oncology drug. The patient was assessed as stable disease at the pre-planned 12 week on-study assessment along with a significant reduction in clonal B-cell count. Dosing in the study is continuing, with subsequent cohorts planned to enroll patients in separate cohorts for intravenous and subcutaneous dosing. Additional clinical data from the study are expected in the fourth quarter of 2022 and the first half of 2023.

In 2022, we dosed the first patient in a Phase 1/2a clinical trial evaluating LAVA-1207 in patients with metastatic castration-resistant prostate cancer (mCRPC). The open-label, multi-center, Phase 1/2a clinical trial will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics, immunogenicity and preliminary anti-tumor activity of LAVA-1207. The Phase 1 dose-escalation phase will determine a recommended Phase 2a dose of LAVA-1207. Once a recommended Phase 2 dose has been established, the trial will expand into the Phase 2a portion to confirm safety and evaluate the preliminary anti-tumor activity of LAVA-1207 in patients with mCRPC.

We received regulatory approval for our Clinical Trial Application (CTA) and clearance from the FDA for a Phase 1/2a clinical trial for LAVA-1207. Enrollment for the Phase 1/2a clinical trial for LAVA-1207 is ongoing and being conducted in Europe and the United States. We currently expect to have initial data from the Phase 1 dose escalation phase of the trial in the fourth quarter of 2022 and additional data in the first half of 2023.

In September 2022, we entered into an exclusive worldwide license agreement with Seagen Inc. (Seagen) to develop, manufacture and commercialize LAVA-1223, an advanced preclinical asset that utilizes LAVA’s proprietary Gammabody technology to target epidermal growth factor receptor (EGFR)-expressing solid tumors. Under the terms of the agreement, we received a $50 million nonrefundable upfront payment in October 2022 and could receive approximately $650 million in potential development, regulatory and commercial milestones, and royalties ranging from the single digits to the mid-teens on future sales. The agreement also provides Seagen with the opportunity to exclusively negotiate rights to apply LAVA's proprietary Gammabody platform on up to two additional tumor targets.

We are also developing LAVA-1266, a CD123 Gammabody for the treatment of hematologic malignancies, for which we intend to file a CTA and/or IND in 2024.

We were incorporated in February 2016 in the Netherlands. In 2019, we established our wholly owned U.S. subsidiary, which began business in January 2020. We have not generated any revenue from the sale of products. Since inception, we have incurred recurring losses. As of September 30, 2022, we had an accumulated deficit of $93.5 million.

Effective November 1, 2022, the Board of Directors appointed Fred Powell as Chief Financial Officer.

Factors affecting our Financial Condition and Results of Operations

Impact of COVID-19 Pandemic

In March 2020, the COVID-19 virus caused a worldwide pandemic. Although the pandemic has impacted the timing of onboarding investigational sites and enrolling patients in our ongoing Phase 1/2a clinical trial for LAVA-051 and LAVA-1207, to date we have not experienced any material business disruption or impact to our condensed consolidated interim financial statements as a result of the pandemic.

As our financial condition and results of operations are most affected by our capital resources, continued research and development expenses and general and administrative expenses, the following may have an impact in the future:

●	availability of supplies and equipment for our laboratories;
●	availability of staff;

●	start dates and recruitment in our clinical trials due to risks of opening and available resources at clinical sites;
●	discontinuation of enrolled patients due to a COVID-19 infection;
●	availability of study drug; and
●	fundraising and access to the capital markets.

Management will continue to closely monitor the impacts of the pandemic and, to its best ability, focus on implementing mitigating measures and contingency plans to limit and prevent any potential impact on our business operations as much as possible.

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Comparison of the Three Months Ended September 30, 2022 and 2021 (unaudited):

Research and license revenue

In September 2022, the Company entered into an exclusive license agreement (Seagen Agreement) with Seagen Inc. (Seagen). Under the Seagen Agreement, we granted an exclusive, royalty-bearing license of our compound, LAVA-1223. As compensation for this license, Seagen agreed to pay to us a nonrefundable upfront payment of $50.0 million, which was received in October 2022. We are also entitled to receive up to $650.0 million in sales and development milestone payments, reimbursement of up to $6.5 million for certain research, development and manufacturing activities and royalties ranging from the single digits to the mid-teens on future sales. We also have an option, after certain clinical data become available from Seagen, to pay a one-time buy-up fee of $35.0 million to increase the future royalty percentages under this agreement. If we exercise this option in the future, certain future milestones will be decreased by 30%.

In connection with the Seagen Agreement, we recognized $15.3 million in revenue for the three months ended September 30, 2022. Of that amount, $15.2 million related to the nonrefundable upfront payment and $0.1 million related to reimbursement for research activities. We determined that the one-time buy-up fee of $35.0 represents variable consideration, for which we have deferred revenue recognition until such time the option is exercised or expires.

Our research and license revenue was $2.1 million for the three months ended September 30, 2021, which was solely attributable to our collaboration agreement with Janssen Biotech, Inc. (Janssen Collaboration Agreement), which we entered into in May 2020. In connection with this collaboration, we received a non-refundable upfront payment of $8.0 million that was being recognized on a straight-line basis over the two-year term of the research activities under the Janssen Collaboration Agreement, as this method approximated the underlying research and development activities over time. As of September 30, 2022, we had no remaining unearned income related to this payment.

Research and development expenses

Below were our research and development expenses:

	Three Months Ended
	September 30,
(in thousands)	2022	2021	Variance
Pre-clinical and clinical trial expenses	$10,943	$4,371	$6,572
Personnel-related expenses	1,296	1,505	(209)
Research and development activities expenses	675	500	175
Share-based compensation expense	372	195	177
Facilities and other research and development expenses	389	132	257
	$13,675	$6,703	$6,972

The primary driver of our increase in research and development expenses for the three months ended September 30, 2022 were pre-clinical and clinical trial expenses, which increased by $6.6 million. This increase was primarily due to the initiation and ongoing activities of the clinical trials for LAVA-051 and LAVA-1207 and partner project expenses as well as manufacturing scale-up costs. Other research and development expenses increased primarily due to expanded operations within research and development, non-cash share-based compensation expense from new stock option grants and increased travel activities.

General and administrative expenses

Below were our general and administrative expenses:

	Three Months Ended
	September 30,
(in thousands)	2022	2021	Variance
Personnel-related expenses	$1,047	$1,224	$(177)
Professional and consultant fees	930	594	336
Insurance, facilities, fees and other related costs	711	874	(163)
Share-based compensation expense	408	1,068	(660)
	$3,096	$3,760	$(664)

Personnel-related costs decreased $0.2 million primarily due to reductions in general and administrative headcount. Professional and consultant fees increased by $0.3 million due primarily to additional costs associated with being a public company and temporary staff. The decrease of $0.7 million in share-based compensation expense was due primarily to the reversal of expenses associated with stock option forfeitures due to the departure of our former chief financial officer.

Interest income (expense), net

Interest income, net was $39 thousand for the three months ended September 30, 2022, compared to interest expense, net of $0.2 million for the three months ended September 30, 2021. Interest income (expense), net includes interest on borrowings associated with our Innovation Credit from Rijksdienst voor Ondernemend Nederland, lease interest and negative interest on cash deposits held at financial institutions, net of interest income.

Foreign currency exchange gain (loss), net

For the three months ended September 30, 2022 and 2021, foreign currency exchange gain (loss), net increased by $0.7 million, from a gain of $1.6 million during the three months ended September 30, 2021 to a gain of $2.3 million during the three months ended September 30, 2022. This increase was due to the fluctuation of the U.S. Dollar (USD) currency rate compared to the Euro as a result of transaction gains and losses on cash and investments and other transactions denominated in USD held and occurring in a Euro functional currency entity.

Comparison of the Nine Months Ended September 30, 2022 and 2021 (unaudited):

Research and license revenue

In connection with the Seagen Agreement, we recognized $15.3 million in revenue for the nine months ended September 30, 2022. Of that amount, $15.2 million related to the nonrefundable upfront payment and $0.1 million related to reimbursement for research activities. We determined that the one-time buy-up fee of $35.0 represents variable consideration, for which we have deferred revenue recognition until such time the option is exercised or expires.

Additionally, we had research and license revenue of $1.5 million and $2.2 million for the nine months ended September 30, 2022 and 2021, respectively, attributable to our Janssen Collaboration Agreement, which we entered into in May 2020. In connection with this collaboration, we received a non-refundable upfront payment of $8.0 million that was being recognized on a straight-line basis over the two-year term of the research activities under the Janssen Collaboration Agreement, as this method approximated the underlying research and development activities over time. As of September 30, 2022, we had no remaining unearned income related to this payment.

Research and development expenses

Below were our research and development expenses:

	For the Nine Months Ended
	September 30,
(in thousands)	2022	2021	Variance
Pre-clinical and clinical trial expenses	$20,926	$9,829	$11,097
Personnel-related expenses	4,236	3,722	514
Share-based compensation expense	1,651	559	1,092
Research and development activities expenses	1,706	1,249	457
Facilities and other research and development expenses	1,100	610	490
VUmc license expenses	—	14,342	(14,342)
	$29,619	$30,311	$(692)

The primary driver of our increase in research and development expenses for the nine months ended September 30, 2022 were pre-clinical and clinical trial expenses, which increased by $11.1 million. This increase was primarily due to the initiation and ongoing activities of the clinical trials for LAVA-051 and LAVA-1207 and partner project expenses as well as manufacturing scale-up costs. Our personnel-related costs increased by $0.5 million and associated non-cash share-based compensation expense increased by $1.1 million due to increased research and development headcount. These increases were offset by a $14.3 million decrease due to the VUmc license expenses recorded in 2021.

General and administrative expenses

Below were our general and administrative expenses:

	For the Nine Months Ended
	September 30,
(in thousands)	2022	2021	Variance
Personnel-related expenses	$3,991	$2,599	$1,392
Professional and consultant fees	2,664	1,584	1,080
Insurance, facilities, fees and other related costs	2,199	1,698	501
Share-based compensation expense	1,556	2,369	(813)
	$10,410	$8,250	$2,160

Personnel-related costs increased by $1.4 million due to the increase in general and administrative headcount and severance costs. Insurance, facilities, fees and other related costs increased by $0.5 million primarily due to insurance programs established at the time of our IPO. Professional and consultant fees increased by $1.1 million due primarily to costs associated with being a public company and temporary staff. The decrease of $0.8 million in share-based compensation expense was due primarily to the reversal of expenses associated with stock option forfeitures due to the departure of our former chief financial officer.

Interest income (expense), net

Interest income (expense), net was expense of $0.2 million and $0.5 million for the nine months ended September 30, 2022 and 2021, respectively. Interest income (expense), net includes interest on borrowings associated with our Innovation Credit from Rijksdienst voor Ondernemend Nederland, lease interest and negative interest on cash deposits held at financial institutions, net of interest income.

Foreign currency exchange loss, net

For the nine months ended September 30, 2022 and 2021, foreign currency exchange gain (loss), net increased by $5.8 million, from a gain of $0.7 million during the nine months ended September 30, 2021 to a gain of $6.5 million during the nine months ended September 30, 2022. This increase was due to the fluctuation of the USD currency rate compared to the Euro as a result of transaction gains and losses on cash and investments and other transactions denominated in USD held and occurring in a Euro functional currency entity.

Liquidity and Capital Resources

As of September 30, 2022, we had cash, cash equivalents and investments totaling $92.7 million, compared to cash, cash equivalents and investments of $133.2 million as of December 31, 2021. We have historically funded our operations primarily through the issuance of preference shares prior to our IPO and from the sale of common shares in our IPO. Our expenditures are primarily related to research and development activities and general and administrative activities to support business operations.

In March 2021, we received net proceeds from our IPO of approximately $88.7 million after deducting underwriting discounts and commissions of $7.0 million and offering costs of $4.5 million. In April 2021, we received additional net proceeds from the IPO of $5.9 million from the exercise of the overallotment option from the underwriters. In addition, we received $56.6 million in net proceeds from our Series C financing, net of repurchasing Series A Preferred and common shares in March 2021.

In April 2022 we entered into an Equity Distribution Agreement (EDA) with JMP Securities LLC (JMP) under which JMP, as our exclusive agent, at our discretion and at such times that we may determine from time to time, may sell over a three-year period from the execution of the agreement up to a maximum of $50 million of shares of our common stock. We did not sell any shares of our common stock during the three and nine months ended September 30, 2022 under the EDA.

In September 2022, we entered into the Seagen Agreement for the development, manufacture and commercialization of LAVA-1223, an advanced preclinical asset that utilizes LAVA’s proprietary Gammabody technology to target epidermal growth factor receptor (EGFR)-expressing solid tumors. Under the terms of the agreement, we received a $50 million nonrefundable upfront payment in October 2022.

Based on our current operating plan, we believe that our existing cash, cash equivalents and investments as of September 30, 2022, and nonrefundable Seagen payment received in October 2022, are sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to, our ability to:

●	continue the ongoing and planned development of our product candidates, including LAVA-051, LAVA-1207 and LAVA-1266;
●	initiate, conduct and complete any ongoing, anticipated or future preclinical studies and clinical trials for our current and future product candidates;
●	our ability to receive payments for LAVA-1223 under the Seagen Agreement, including milestones payments;
●	develop processes and scale manufacturing production for our current and future product candidates in accordance with cGMP;
●	seek regulatory and marketing approvals for LAVA-051, LAVA-1207 and any of our other product candidates that successfully complete clinical trials;
●	discover and develop additional bispecific gamma delta engagers and make further investments in our Gammabody platform to identify additional product candidates;
●	maintain, protect and expand our intellectual property portfolio; including costs associated with opposing and invalidating competitor patents and licensing other technologies for our product candidates;
●	establish a sales, marketing, manufacturing and distribution, supply chain and other commercial infrastructure in the future to commercialize any current or future product candidate for which we may obtain marketing approval;

●	expand our operations in the U.S. and Europe;
●	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
●	acquire or in-license additional product candidates and technologies;
●	potentially develop a companion diagnostic;
●	incur additional legal, accounting and other expenses associated with operating as a public company; and
●	address any ancillary effects of the COVID-19 pandemic on our business.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following is a summary of our cash flows:

	For the Nine Months Ended
	September 30,
(in thousands)	2022	2021
Net cash used in operating activities	$(31,692)	$(21,213)
Net cash provided by (used in) investing activities	13,485	(42,724)
Net cash provided by financing activities	299	151,321
Net (decrease) increase in cash and cash equivalents	$(17,908)	$87,384

Cash Flows Used in Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2022 was $31.7 million. Our net loss before income tax was $16.7 million. We also had foreign currency exchange gain of $6.8 million, partially offset by noncash share-based compensation expense of $3.2 million. Additionally, we had changes in working capital of $11.9 million primarily impacted by the effects of the Seagen transaction, partially offset by increases in trade accounts payable and accrued expenses.

Net cash used in operating activities for the nine months ended September 30, 2021 was $21.2 million. Our net loss before income tax was $34.0 million, partially offset by noncash share-based compensation expense of $2.9 million and changes in working capital of $10.1 million. Our changes in working capital were primarily impacted by the exit payment to VUmc partially offset by increases in prepaid expenses of $4.6 million.

Cash Flows Provided by (Used in) Investing Activities

Cash flows provided by investing activities for the nine months ended September 30, 2022 were $13.5 million, compared to cash flows used in investing activities for the nine months ended September 30, 2021 of $43.0 million. During the nine months ended September 30, 2022, $60.4 million of investments matured, offset by additional investment purchases of $46.5 million and equipment purchases of $0.3 million. Cash flows used in investing activities for the nine months ended September 30, 2021 consisted of $44.9 million in investment purchases and $0.6 million in equipment purchases, offset by $2.5 million in investment maturities.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities for the nine months ended September 30, 2022 primarily consisted of proceeds from Innovation Credit borrowings of $0.5 million offset by $0.2 million in principal payments on operating lease liabilities. Cash flows provided by financing activities for the nine months ended September 30, 2021 primarily consisted of net proceeds from our IPO, including the exercise of the underwriters’ over-allotment option, of $94.2 million, net proceeds from the Series C financing of $61.8 million and proceeds from borrowings of $0.4 million, partially offset by payment of $5.2 million for the Series A share repurchases and $0.1 million in principal payments on operating lease liabilities.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

Our activities expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to USD. We have received payments in USD under our collaborations and the proceeds from our initial public offering in March 2021 were in USD and we execute some transactions in USD. As a result, we are exposed to volatility in the condensed consolidated interim statements of profit and loss related to USD amounts and transactions occurring in a Euro functional entity, the impacts of which we have disclosed above. We regularly assess our foreign currency risk, maintain cash positions in the currencies in which we expect to incur the majority of our future expenses and may engage in hedging activities consistent with our investment policy to minimize this risk and preserve our capital.

Interest Rate Risk

We have interest-bearing debt with third parties. In addition, while we have no derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents, including short-term marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash and marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. While the concentration of credit risk may be significant, we consider the credit risk for each of our counterparts to be low. Our exposure to credit risk primarily relates to our cash and cash equivalents, comprising bank deposits and short-term marketable securities with a maturity of three months or less at the date of acquisition. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with high credit ratings assigned by international credit-rating agencies. We also hold investments in debt securities with highly-rated corporate entities. All of these investments hold investment-grade ratings as published by Moody’s and Standard & Poor’s. The banks are reviewed on a regular basis and our deposits may be transferred during the year to mitigate credit risk. We have considered the risk of expected credit loss on our cash deposits, including the hypothetical impact arising from the probability of default considering in conjunction with the expected loss given default from banks with similar credit ratings and attributes. In line with previous periods, our assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been made.

We hold a portion of our bank deposits in a money market fund invested in short-term U.S. Treasury securities to further diversify the credit risk. As the securities are short-term with a maturity of three months or less at the date of acquisition, they are classified as cash and cash equivalents in the statement of financial position. In order to manage and reduce credit risk on marketable securities, our investment policy only allows investment in securities with high credit ratings assigned by international credit-rating agencies. Because of the nature of the securities, high credit ratings and the short-term duration, the risk of expected credit loss is deemed low. Accordingly, no provision for expected credit loss has been made.

For other financial assets, including deposits and receivables, we consider the credit risk to be low and no provision for expected credit loss has been made.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, continuously monitoring our cash forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities. We monitor the risk of a shortage of funds using a liquidity planning tool, to ensure enough funds are available to settle liabilities as they fall due.

Historically we have addressed the risk of insufficient funds through the proceeds from our Series C financing and our IPO in March 2021, and research and license agreements with strategic partners.

RISK FACTORS

The risk factors set forth under the caption “Risk Factors” in Item 3 of our annual report on Form 20-F filed by the Company on March 24, 2022 shall be deemed to be incorporated by reference herein and to be a part hereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, may also affect its business, financial condition and/or future operating results.